===============================================================================




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  FORM 11-K/A



[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________________ TO
         __________________




                         COMMISSION FILE NUMBER 0-11871



              FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
               IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:



                        AMERICAN EXPLORATION 401(K) PLAN




      NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                  ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          AMERICAN EXPLORATION COMPANY
                             1331 LAMAR, SUITE 900
                           HOUSTON, TEXAS 77010-3088


===============================================================================

                        AMERICAN EXPLORATION 401(K) PLAN
                               TABLE OF CONTENTS

                            _______________________


                                                                                                            Page
                                                                                                            ----
Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

Financial Statements:

   Statements of Net Assets Available for Benefits, with Fund Information,
   as of December 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3

   Statements of Changes in Net Assets Available for Benefits, with Fund Information,
   for the Years Ended December 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . .         4

   Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5

Supplemental Schedules:

   Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996   . . . . . .         9

   Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1996   . . . . .        10

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Retirement Committee
of the American Exploration 401(k) Plan:

   We have audited the accompanying statements of net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Retirement Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, included as Schedule I, and reportable transactions for the year ended December 31, 1996, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information included in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                        ARTHUR ANDERSEN LLP



Houston, Texas
May 27, 1997

                        AMERICAN EXPLORATION 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1996 AND 1995



                                                                        Participant-Directed
                                           ----------------------------------------------------------------------------
                                                                         T. Rowe Price Trust Company
                                                         --------------------------------------------------------------
                                           American       Growth    International     New         Growth       Prime
                                          Exploration      Stock        Stock        Income     and Income    Reserve
                                          Common Stock   Fund, Inc.   Fund, Inc.   Fund, Inc.   Fund, Inc.   Fund, Inc.
                                           ----------    ----------   ----------   ----------   ----------   ----------
ASSETS
     Investments, at market value . . . .  $  473,181    $2,077,474   $  448,033   $  519,231   $  209,278   $ 444,254
                                           ----------    ----------   ----------   ----------   ----------   ---------

NET ASSETS AVAILABLE FOR
     BENEFITS as of December 31, 1996 . .  $  473,181    $2,077,474   $  448,033   $  519,231   $  209,278   $ 444,254
                                           ==========    ==========   ==========   ==========   ==========   =========

ASSETS
     Investments, at market value . . . .  $  184,105    $1,588,410   $  292,465   $  596,376   $   94,448   $ 409,470
                                           ----------    ----------   ----------   ----------   ----------   ---------

NET ASSETS AVAILABLE FOR
     BENEFITS as of December 31, 1995 . .  $  184,105    $1,588,410   $  292,465   $  596,376   $   94,448   $ 409,470
                                           ==========    ==========   ==========   ==========   ==========   =========

                                                                    Nonparticipant-
                                            Participant-Directed       Directed
                                           -----------------------    ----------
                                               T. Rowe Price
                                               Trust Company
                                           -----------------------
                                            Stable                     American
                                             Value          Loan      Exploration
                                           Fund, Inc.       Fund     Common Stock    Total
                                           ----------    ----------   ----------   ----------
ASSETS
     Investments, at market value . . . .
                                              117,100    $  122,222   $  822,187   $5,232,960
                                           ----------    ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
     BENEFITS as of December 31, 1996 . .     117,100    $  122,222   $  822,187   $5,232,960
                                           ==========    ==========   ==========   ==========

ASSETS
     Investments, at market value . . . .     107,851    $  109,006   $  511,002   $3,893,133
                                           ----------    ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
     BENEFITS as of December 31, 1995 . .     107,851    $  109,006   $  511,002   $3,893,133
                                           ==========    ==========   ==========   ==========




   The accompanying notes are an integral part of these financial statements.

                        AMERICAN EXPLORATION 401(K) PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                              Participant-Directed
                              ----------------------------------------------------------------------------------------------------
                                                                     T. Rowe Price Trust Company
                                             -------------------------------------------------------------------------------------
                               American       Growth     International    New         Growth       Prime      Stable
                              Exploration     Stock          Stock       Income     and Income    Reserve     Value        Loan
                              Common Stock   Fund, Inc.   Fund, Inc.    Fund, Inc.  Fund, Inc.   Fund, Inc.  Fund, Inc.    Fund
                              ------------   ----------  -------------  ----------  ----------   ----------  ----------  ---------
NET ASSETS AVAILABLE
  FOR BENEFITS  as of
  December 31, 1994 . . . . .  $ 151,547     $1,074,751    $ 211,730    $ 446,530   $  37,714    $ 443,538   $  89,102   $  66,357
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
ADDITIONS:
  Dividends . . . . . . . . .        -           76,763        8,607       35,696       4,777       21,498       6,152         -
  Employer contributions. . .        -              -            -            -           -            -           -           -
  Employee contributions. . .     44,045        222,871       95,070       81,475      37,529       81,756      19,126         -
  Employee loan interest
    income  . . . . . . . . .        205          3,728          790          625         310          596          65         -
  Employee loan
    principal payments  . . .      1,225         27,591        7,950        7,464       4,807        4,514         753     (54,304)
  Interfund transfers, net. .     (4,845)        42,247      (30,070)       5,680       8,796      (22,512)        704         -
  Net appreciation in fair
    value of investment . . .     32,237        286,410       17,459       52,056      12,522          -           -           -
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
    Total . . . . . . . . . .     72,867        659,610       99,806      182,996      68,741       85,852      26,800     (54,304)
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
DEDUCTIONS:
  Withdrawals . . . . . . . .     37,909         88,391       12,641       27,335      10,237       92,350       7,391       5,252
  Employee loans  . . . . . .      2,400         57,560        6,430        5,815       1,770       27,570         660    (102,205)
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
    Total . . . . . . . . . .     40,309        145,951       19,071       33,150      12,007      119,920       8,051     (96,953)
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
NET ASSETS AVAILABLE FOR
  BENEFITS as of
  December 31, 1995 . . . . .  $ 184,105     $1,588,410   $  292,465    $ 596,376   $  94,448    $ 409,470   $ 107,851   $ 109,006
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
ADDITIONS:
  Dividends . . . . . . . . .         -         163,182       11,837       36,689      11,041       21,467       6,525         -
  Employer contributions  . .         -             -            -            -           -            -           -           -
  Employee contributions          31,798        228,269       95,596       76,976      53,007       59,796      13,839         -
  Rollover contributions
    from ESOP . . . . . . . .    350,398            298           78          116          41           58          40         -
  Employee loan interest
    income  . . . . . . . . .        278          7,677        1,561        1,333         634          684         212         -
  Employee loan principal
    payments  . . . . . . . .      2,003         53,474       11,796       10,179       4,335        4,048       2,094     (87,929)
  Interfund transfers, net. .   (161,736)        92,684       25,567      (76,369)     43,513       82,459      (6,118)        -
  Net appreciation
    (depreciation) in fair
    value of investment . . .    150,122        198,680       43,254      (24,696)     21,873          -           -           -
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
    Total  . . . . . . .  . .    372,863        744,264      189,689       24,228     134,444      168,512      16,592     (87,929)
                               ---------     ----------    ---------    ---------   ---------    ---------    --------   ---------
DEDUCTIONS:
  Withdrawals . . . . . . . .     79,887        205,857       20,954       72,268      16,114      122,853       2,043      14,045
  Employee loans  . . . . . .      3,900         49,343       13,167       29,105       3,500       10,875       5,300    (115,190)
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
    Total . . . . . . . . . .     83,787        255,200       34,121      101,373      19,614      133,728       7,343    (101,145)
                               ---------     ----------    ---------    ---------   ---------    ---------   ---------   ---------
NET ASSETS AVAILABLE FOR
  BENEFITS as of
  December 31, 1996 . . . . .  $ 473,181     $2,077,474   $  448,033    $ 519,231   $ 209,278    $ 444,254   $ 117,100   $ 122,222
                               =========     ==========    =========    =========   =========    =========   =========   =========


                             Nonparticipant-
                               Directed
                            ----------------
                               American
                              Exploration
                              Common Stock     Total
                            ----------------  ----------
NET ASSETS AVAILABLE
  FOR BENEFITS  as of
  December 31, 1994 . . . . .  $ 332,300     $2,853,569
                               ---------     ----------
ADDITIONS:
  Dividends . . . . . . . . .        -          153,493
  Employer contributions. . .    155,421        155,421
  Employee contributions. . .        -          581,872
  Employee loan interest             -
    income  . . . . . . . . .        -            6,319
  Employee loan
    principal payments  . . .        -              -
  Interfund transfers, net. .        -              -
  Net appreciation in fair
    value of investment . . .     81,796        482,480
                               ---------     ----------
    Total . . . . . . . . . .    237,217      1,379,585
                               ---------     ----------
DEDUCTIONS:
  Withdrawals . . . . . . . .     58,515        340,021

  Employee loans  . . . . . .        -              -
                               ---------     ----------
    Total . . . . . . . . . .     58,515        340,021
                               ---------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS as of
  December 31, 1995 . . . . .  $ 511,002     $3,893,133
                               ---------     ----------
ADDITIONS:
  Dividends . . . . . . . . .        -          250,741
  Employer contributions  . .    150,275        150,275
  Employee contributions             -          559,281
  Rollover contributions
    from ESOP . . . . . . . .        -          351,029
  Employee loan interest
    income  . . . . . . . . .        -           12,379
  Employee loan principal
    payments  . . . . . . . .        -              -
  Interfund transfers, net. .        -              -
  Net appreciation
    (depreciation) in fair
    value of investment . . .    234,834        624,067
                               ---------     ----------
    Total  . . . . . . .  . .    385,109      1,947,772
                               ---------     ----------
DEDUCTIONS:
  Withdrawals . . . . . . . .     73,924        607,945
  Employee loans  . . . . . .        -              -
                               ---------     ----------
    Total . . . . . . . . . .     73,924        607,945
                               ---------     ----------

NET ASSETS AVAILABLE FOR
  BENEFITS as of
  December 31, 1996 . . . . .  $ 822,187     $5,232,960
                               =========     ==========


   The accompanying notes are an integral part of these financial statements.

                        AMERICAN EXPLORATION 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS


(1)   DESCRIPTION OF THE PLAN

      The following description of the American Exploration 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan established effective January 1, 1989. The Plan was established to provide eligible employees with a convenient way to save on a regular and long-term basis through investment in various types of accounts.

      ELIGIBILITY

      Prior to January 1, 1997, only salaried employees were eligible to participate in the Plan. Effective January 1, 1997, the eligibility requirements of the Plan were amended to permit all employees who are regularly scheduled to work at least twenty hours per week to participate in the Plan on the first day of the month immediately following the employee's date of hire.

      EMPLOYEE CONTRIBUTIONS

      Employees may make Salary Deferral Contributions to the Plan of up to 15% of the employee's base salary, limited to the maximum total annual contribution allowed by federal tax laws. These contributions are made through payroll deductions and are deducted from the employee's salary each pay period before federal income taxes are withheld. The Plan also provides for Voluntary Employee Contributions of up to 10% of the employee's base salary. Such contributions are made with after-tax dollars. However, the aggregate amount of an employee's Salary Deferral and Voluntary Employee Contributions for any year may not exceed 15% of the employee's base salary.

      An employee's contributions to the Plan may be invested in one or in a combination of six mutual funds offered under the Plan. In addition, an employee may choose to invest in the common stock of American Exploration Company (the "Company"). An employee may, at any time, change the mix of his existing investments or change the investments in which future contributions are placed.

      EMPLOYER CONTRIBUTIONS

      The Company provides Matching Contributions to the employee's account of $1.00 for each $1.00 of Salary Deferral Contributions, up to a maximum annual Matching Contribution. For the years 1996 and 1995, the Company's maximum annual Matching Contribution was 3% of the employee's base salary or $1,050, whichever was less. Effective January 1, 1997, the Plan was amended such that the limit on the Company's annual Matching Contribution was increased to 5% of the employee's base salary or $7,500, whichever is less. These contributions are made in the form of common stock of the Company.

      The Company may also provide Discretionary Employer Contributions, which are allocated to each employee's account based upon the ratio of each employee's base salary to the total base salaries paid to all employees participating in the Plan. There were no Discretionary Employer Contributions during 1996 or 1995.

      VESTING

      Participating employees are always fully vested in all employee and employer contributions, and such amounts cannot be forfeited for any reason.

      DISTRIBUTION OF BENEFITS

      An employee, or the employee's beneficiary, is entitled to receive a single lump sum distribution of the employee's account balance upon the occurrence of any of the following events: termination of employment with the Company, death or permanent disability of the employee, retirement or attainment of the age of 59 1/2. As of December 31, 1996 and 1995, Net Assets Available for Plan Benefits included a pending distribution amount of $5,522 and $3,255, respectively.

      TERMINATION

      The Employer can terminate, amend or modify the Plan at its option.
If the Plan was to be terminated, then after the payment of expenses, any unallocated contributions, forfeitures, income and expenses would be allocated among the members' accounts.

      EMPLOYEES' RIGHTS

      Employees may make withdrawals from their accounts in the event of immediate and significant financial need based on the provisions of the Plan. Employees may also borrow from their accounts subject to various legal requirements regarding, among other things, the amount of the loan, the interest rate to be charged and repayment terms. The rate of interest that will be charged on a loan is the current Prime Rate plus 1%.

      As required by federal tax laws, the Plan is subject to certain limitations on contributions by highly compensated employees, as defined under such laws. Such limitations are designed to protect the rights of other employees. There was no liability to refund employee contributions to highly compensated employees at December 31, 1996 or 1995.

      In addition, the sum of amounts contributed to each of a participant's accounts in all of the Company's defined contribution plans may not exceed the lesser of $30,000 or 25% of such participant's compensation. There was no liability to refund employee contributions due to the effect of this provision at December 31, 1996 or 1995.

      The Plan is also subject to certain provisions which become effective if more than 60% of the present value of its total assets are allocated to the accounts of key employees, as defined under federal tax laws. There were no restrictions due to these "top-heavy" provisions during 1996 or 1995.

(2)   SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements are presented on the accrual basis of accounting. The investments of the Plan are stated at fair value based on published closing quotations as of year-end. The Stable Value Fund, which is a common collective trust, is valued at $1 per unit. This fund invests a substantial portion of its assets in Guaranteed Investment Contracts which are fully benefit-responsive and for which the contract value generally reflects fair value. As of December 31, 1996 and 1995, the annual rate of return for the Stable Value Fund was 6.09% and 6.28%, respectively. Participant loans are valued at their principal amounts which approximate market. Net appreciation (depreciation) in the fair value of investments consists of realized and unrealized gains (losses) from investments.

      USE OF ESTIMATES

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the reported amounts of changes in such net assets during the reporting period. Actual results may differ from those estimates.

(3)   ROLLOVER CONTRIBUTIONS FROM ESOP

      In early 1996, the assets of the Employee Stock Ownership Plan of American Exploration Company (the "ESOP") were distributed to participants in the ESOP due to the termination of the ESOP. The termination of the ESOP was approved by the Board of Directors of the Company in September 1994 and was completed in May 1996. Certain employees elected to roll over their ESOP distributions into the Plan. An employee's rollover contribution remained invested in the Company's common stock except for the value of any fractional shares, which were invested according to the employee's investment allocation on the date of the rollover contribution. The rollover contributions from the ESOP totaled $351,029.

(4)   REVERSE STOCK SPLIT

      On June 13, 1995, the stockholders of the Company approved a one-for-ten reverse stock split of the Company's common stock. Effective that day, the 614,982 shares of the Company's common stock which were included in the Plan's assets were reduced to 61,498 shares of common stock, and the closing price of the Company's common stock on June 13, 1995 increased by a factor of ten. Accordingly, the value of any portion of a participant's account which was invested in the Company's common stock did not change as a result of the reverse stock split.

(5)   FEDERAL INCOME TAX STATUS

      The Plan obtained its latest determination letter on April 29, 1995, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the latest determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)   ADMINISTRATION

      The Plan is administered by the Retirement Plan Committee appointed by the Board of Directors of the Company. The Plan trustee is T. Rowe Price Trust Company. All administrative expenses of the Plan are borne entirely by the Company.

                             SUPPLEMENTAL SCHEDULES

                                                                      Schedule I
                        AMERICAN EXPLORATION 401(K) PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996



                                                                             Historical
 Identity of Issuer                              Description                    Cost              Current Value
----------------------------------         ---------------------------       -------------        --------------
*American Exploration Company              Common stock -
                                           80,961 shares                     $   1,215,610        $    1,295,368

*T. Rowe Price Trust Company               Growth Stock Fund,
                                           Inc. - 79,354 shares                  1,691,954             2,077,474

*T. Rowe Price Trust Company               International Stock Fund,
                                           Inc. - 32,466 shares                    406,049               448,033

*T. Rowe Price Trust Company               New Income Fund, Inc. -
                                           58,407 shares                           521,302               519,231

*T. Rowe Price Trust Company               Growth and Income Fund,
                                           Inc. - 9,248 shares                     182,182               209,278

*T. Rowe Price Trust Company               Prime Reserve Fund,
                                           Inc. - 444,254 shares                   444,254               444,254

*T. Rowe Price Trust Company               Stable Value Fund,
                                           Inc. - 117,100 shares                   117,100               117,100

*American Exploration 401(k) Plan          Participants' loans (interest
                                           rates:   7.0% - 10.0%)                  122,222               122,222
                                                                             -------------        --------------

                                                                             $   4,700,673        $    5,232,960
                                                                             =============        ==============


*These assets held for investment purposes are with a party in interest.


        The foregoing notes to the financial statements are an integral part of this schedule.

                                                                     Schedule II
                        AMERICAN EXPLORATION 401(K) PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                      Current
                                                                                                     Value on
   Identity of                                            Purchase      Selling       Historical    Transaction    Net Gain
  Party Involved             Description of Asset          Price         Price           Cost          Date         (Loss)
------------------      -----------------------------   -----------   ------------   ------------   -----------   ---------
American Exploration    Common stock -                    $535,448      $    -         $535,448      $535,448     $     -
Company                 45,107 shares

T. Rowe Price           Growth Stock Fund,                 586,196           -          586,196       586,196           -
Trust Company           Inc. - 22,928 shares

T. Rowe Price           International Stock Fund,          156,232           -          156,232       156,232           -
Trust Company           Inc. - 11,837 shares

T. Rowe Price           New Income Fund,                   125,695           -          125,695       125,695           -
Trust Company           Inc. - 14,165 shares

T. Rowe Price           Growth and Income Fund,            120,852           -          120,852       120,852           -
Trust Company           Inc. - 5,603 shares

T. Rowe Price           Prime Reserve Fund,                178,103           -          178,103       178,103           -
Trust Company           Inc. - 178,103 shares

T. Rowe Price           Stable Value Fund,                  28,155           -           28,155        28,155           -
Trust Company           Inc. - 28,155 shares

American Exploration    Common stock -                         -         320,143        376,025       320,143      (55,882)
Company                 25,254 shares

T. Rowe Price           Growth Stock Fund,                     -         295,811        234,030       295,811       61,781
Trust Company           Inc. - 11,601 shares

T. Rowe Price           International Stock Fund,              -          43,920         40,393        43,920        3,527
Trust Company           Inc. - 3,284 shares

T. Rowe Price           New Income Fund,                       -         178,145        178,001       178,145          144
Trust Company           Inc. - 20,023 shares

T. Rowe Price           Growth and Income Fund,                -          27,896         23,465        27,896        4,431
Trust Company           Inc. - 1,279 shares

T. Rowe Price           Prime Reserve Fund,                    -         143,319        143,319       143,319           -
Trust Company           Inc. - 143,319 shares

T. Rowe Price           Stable Value Fund,                     -          18,906         18,906        18,906           -
Trust Company           Inc. - 18,906 shares


        The foregoing notes to the financial statements are an integral part of this schedule.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                AMERICAN EXPLORATION 401(k) PLAN





Date:   June 20, 1997                        By:  /s/ DAVID B. BROUSSARD
                                                 -------------------------
                                                  David B. Broussard
                                                  Director of MIS and
                                                  Administration

                               INDEX TO EXHIBITS



EXHIBIT
  NO.                        DESCRIPTION
-------                      -----------
  23           Consent of Independent Public Accountants